Exhibit 99.1

Lifeway Foods® Announces Results for the First Quarter Ended March 31, 2023

Net sales increase 11.2% year-over-year to $37.9 million; up 29.0% compared to 2021

Delivers 14th straight quarter of year-over-year net sales growth

Morton Grove, IL — May 15, 2023 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the first quarter ended March 31, 2023.

“Following our record fiscal year 2022, I am very pleased to announce our momentum continued into the first quarter of 2023 with our 14th consecutive quarter of strong year-over-year topline expansion,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “The net sales growth of 11.2% reflects meaningfully positive volumes accompanied by increased pricing, which illustrates our expanded reach and the loyalty of our consumers who are searching for premium, better-for-you offerings. Further, our gross profit margin increased 530 basis points year-over-year, an important metric that highlights our incredible focus and fiscal discipline. I believe Lifeway is poised to capitalize as macro trends encourage consumers to look for high quality products at an exceptional value, and in the first quarter of 2023, this market trend has been confirmed by the accelerating unit velocities of our core kefir line. We made marketing investments in both retail and branding initiatives in the first quarter that showed positive results and we will continue to build upon those successes in 2023. This year, we will further explore options for productivity and profitability optimizations through advanced promotions software and AI-powered marketing and operations tools. These emergent technologies will support the progress toward our goal of increasing access to Lifeway’s best-in-class offerings and growing shareholder value as we reach more consumers through distribution and marketing efforts.”

First Quarter 2023 Results

Net sales were $37.9 million for the first quarter ended March 31, 2023, an increase of $3.8 million or 11.2% from the same period of 2022. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir and the impact of price increases implemented during the fourth quarter of 2022.

Gross profit as a percentage of net sales was 21.7% for the first quarter ended March 31, 2023, compared to 16.4% in the same period of 2022. The 530 basis point increase versus the prior year was primarily due to the impact of price increases implemented during the fourth quarter of 2022 and higher volumes of our branded product, and to a lesser extent the favorable impact of milk pricing and favorable transportation costs.

Selling, general and administrative expenses as a percentage of net sales were 17.5% for the first quarter ended March 31, 2023, compared to 19.1% in the same period of 2022.

The Company reported net income of $0.8 million or $0.06 per basic and diluted common share for the first quarter ended March 31, 2023 compared to net loss of $(0.9) million or $(0.06) per basic and diluted common share during the same period in 2022.

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Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese, probiotic oat milk, and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as "continue," "build," "future," "increase," "drive," "believe," "look," "ahead," "confident," "deliver," "outlook," "expect," and "predict." Other examples of forward-looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and the Company's subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Media:
Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2023 and 2022

(In thousands)

	March 31, 2023	December 31,
	Unaudited	2022
Current assets
Cash and cash equivalents	$5,209	$4,444
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,750 and $1,820 at March 31, 2023 and December 31, 2022 respectively	11,985	11,414
Inventories, net	9,292	9,631
Prepaid expenses and other current assets	1,068	1,445
Refundable income taxes	–	44
Total current assets	27,554	26,978

Property, plant and equipment, net	22,140	20,905
Operating lease right-of-use asset	154	174
Goodwill	11,704	11,704
Intangible assets, net	7,303	7,438
Other assets	1,800	1,800
Total assets	$70,655	$68,999

Current liabilities
Current portion of note payable	$1,000	$1,250
Accounts payable	9,146	7,979
Accrued expenses	3,228	3,813
Accrued income taxes	416	–
Total current liabilities	13,790	13,042
Line of credit	2,777	2,777
Note payable	2,228	2,477
Operating lease liabilities	88	104
Deferred income taxes, net	3,029	3,029
Total liabilities	21,912	21,429

Commitments and contingencies (Note 9)

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at March 31, 2023 and December 31, 2022	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 14,645 outstanding at March 31, 2023 and December 31, 2022	6,509	6,509
Paid-in capital	3,967	3,624
Treasury stock, at cost	(16,993)	(16,993)
Retained earnings	55,260	54,430
Total stockholders' equity	48,743	47,570

Total liabilities and stockholders' equity	$70,655	$68,999

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months ended March 31, 2023 and 2022

(In thousands, except per share data)

	2023	2022

Net Sales	$37,904	$34,099

Cost of goods sold	29,030	27,863
Depreciation expense	648	656
Total cost of goods sold	29,678	28,519

Gross profit	8,226	5,580

Selling expense	3,519	3,202
General and administrative expense	3,135	3,292
Amortization expense	135	135
Total operating expenses	6,789	6,629

Income (loss) from operations	1,437	(1,049)

Other (expense) income:
Interest expense	(104)	(42)
Other (expense) income, net	5	(1)
Total other (expense) income	(99)	(43)

Income (loss) before provision for income taxes	1,338	(1,092)

Provision (benefit) for income taxes	508	(197)

Net income (loss)	$830	$(895)

Earnings (loss) per common share:
Basic	$0.06	$(0.06)
Diluted	$0.06	$(0.06)

Weighted average common shares:
Basic	14,645	15,435
Diluted	15,030	15,435

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the three months ended March 31, 2023 and 2022

(In thousands)

	Three months ended March 31,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$830	$(895)
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation and amortization	783	791
Non-cash interest expense	2	2
Deferred revenue	–	(8)
Stock-based compensation	343	315
(Increase) decrease in operating assets:
Accounts receivable	(572)	(1,458)
Inventories	339	(364)
Refundable income taxes	44	(159)
Prepaid expenses and other current assets	377	188
Increase (decrease) in operating liabilities:
Accounts payable	1,046	2,109
Accrued expenses	(581)	(643)
Accrued income taxes	416	(526)
Net cash provided by (used in) operating activities	3,027	(648)

Cash flows from investing activities:
Purchases of property and equipment	(1,762)	(348)
Net cash used in investing activities	(1,762)	(348)

Cash flows from financing activities:
Repayment of note payable	(500)	(250)
Net cash used in financing activities	(500)	(250)

Net increase (decrease) in cash and cash equivalents	765	(1,246)

Cash and cash equivalents at the beginning of the period	4,444	9,233

Cash and cash equivalents at the end of the period	$5,209	$7,987

Supplemental cash flow information:
Cash paid for income taxes, net	$47	$95
Cash paid for interest	$130	$40

Non-cash investing activities
Accrued purchase of property and equipment	$122	$17
Increase in right-of-use assets and operating lease obligations	$19	$36

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